PRESS RELEASE

MAPFRE

MAPFRE ACQUIRES BRITISH COMPANY ABRAXAS

MAPFRE ASISTENCIA, a subsidiary of CORPORACIÓN MAPFRE, has agreed to purchase the entire share capital of ABRAXAS, a company based in Bristol (United Kingdom), for a consideration of GBP 10.5 million (approximately € 16 million). This acquisition was approved by the governing bodies of MAPFRE and by the Financial Services Authority, and will be finalised in Bristol over the next few days.

ABRAXAS, which operates in Pecuniary Losses, distributes and manages insurance programs offering Guaranteed Asset Protection (GAP), Mechanical Breakdown Guarantee and other products within this line of business. The Company, which has a strong presence in the United Kingdom, distributes over 100,000 policies per year through a network comprised of over 2,500 car dealers, which include leading groups such as Pendragon, Lookers and Listers. In addition to its retail business, ABRAXAS also serves large corporate customers, such as TOYOTA, LEXUS, FORD, JAGUAR, MAZDA, LAND ROVER and PORSCHE.

In 2004, ABRAXAS intermediated a premiums volume close to € 50 million, which is expected to grow by about 25% in 2005. The policies distributed by ABRAXAS are underwritten primarily by insurers MAPFRE ASISTENCIA and MICL (a subsidiary of General Motors).

In 2004, ABRAXAS recorded net revenues of € 5 million and made a pre-tax profit of € 2.2 million.

The previous owner of the Company, Mr. Alex McLean, is expected to continue to manage the Company as its Chief Executive Officer during at least one year.

Corporacion Mapfre Co. Intl De Reaseguros

Madrid, 23 June 2005

For further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail ndelolm@mapfre.com).